SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 FORM U-6B-2

                            Certificate of Notification


Certificate is filed by:  Western Massachusetts Electric Company

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:     First Mortgage
                                          Bonds, 1997 Series A
                                          (the "Bonds")

2.   Issue, renewal or guaranty:        Issued as potential collateral under a
     Credit Agreement among Northeast Utilities, The Connecticut Light and Power Company, Western Massachusetts Electric Company and the Lenders, Co-Agents and Administrative Agent named therein (the "Credit Agreement")

3.   Principal amount of each security:      $90,000,000 aggregate
                                                    principal amount

4.   Rate of interest per annum of each security:     Variable, depending upon
     borrowing option and interest period chosen under the Credit Agreement, up to a maximum of 8.563%

5.   Date of issue, renewal or guaranty of each security:   Issued
                                                           May 30, 1997

6.   If renewal of security, give date of original issue:   N/A

7.   Date of maturity of each security:      November 21, 1999

8. Name of the person to whom each security was issued, renewed or guaranteed:

    Citibank, N. A., as Administrative Agent under the Credit Agreement

9.   Collateral given with each security, if any: N/A

10.  Consideration received for each security:    None

11.  Application of proceeds of each security:

       No proceeds; issued to secure credit borrowings under the Credit
       Agreement

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of
          Section 6(b):

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

     c. the provisions contained in any rule of the Commission other than Rule U-48:
                         X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

                                   N/A



14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
                                   N/A


15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

                              Rule 52


                         WESTERN MASSACHUSETTS ELECTRIC COMPANY


                              By   /s/Jane P. Seidl
                                      Senior Counsel
                                      Northeast Utilities Service Company
                                      Its Attorney




Date:     June 13, 1997